FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: September 30, 1998 Estimated average burden hours per response . . . . 0.5

1. Name and Address of Reporting Person* Wright Wayne	2. Issuer Name and Ticker or Trading Symbol Ambassadors International, Inc. (AMIE)
6. Relationship of Reporting Person(s) to Issuer
    (Check all applicable)
             Director                       10% Owner
             Officer (give          X    Other (specify
                          title                          below)
                          below)

President, Chief Executive Officer of
Ambassadors Performance Group, LLC

(Last) (First) (Middle) 1071 Camelback Street	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year 7/02

(Street) Newport Beach, CA 92660		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

(City) (State) (Zip)	Table I—Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)		3. Trans- action Code (Instr. 8)			4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)					5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of In- direct Bene- ficial Owner- ship (Instr. 4)

		Code		V	Amount		(A) or (D)		Price

Common Stock	7/22/02		P			900		A		$8.80		D

Common Stock	7/23/02		P			1000		A		$8.50		D

Common Stock	7/23/02		P			1000		A		$8.70	134,951	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v). SEC 1474 (7-96)

FORM 4 (continued)                         Table II—Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/ Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of Deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of De- rivative Secur- ity: Direct (D) or Indi- rect (I) (Instr. 4)	11. Na- ture of In- direct Bene- ficial Owner- ship (Instr. 4)

			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
	/s/ Wayne Wright **Signature of Reporting Person	August 2, 2002 Date Page 2 SEC 1474 (7-96)

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